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                               October 10, 2023

       Jeffrey Chau
       Chief Executive Officer
       JAAG Enterprises Ltd.
       1716 13 Avenue NW
       Calgary, AB T2N 1L1
       Canada

                                                        Re: JAAG Enterprises
Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed October 2,
2023
                                                            File No. 333-267995

       Dear Jeffrey Chau:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1/A October 3, 2023

       Signatures, page 62

   1. Please revise to identify the individuals signing in the capacities of your principal financial officer and
principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form
S-1.
       General

   2. Please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to
disclose a fixed price at which the selling stockholders will offer and sell shares until your
shares are listed on a national securities exchange or quoted on the
                                                        OTCBB, OTCQX or OTCQB,
at which time they may be sold at prevailing market prices.
                                                        Refer to Item 501(b)(3)
of Regulation S-K.
 Jeffrey Chau
JAAG Enterprises Ltd.
October 10, 2023
Page 2
3.       We note that on the facing sheet of the Registration Statement you
checked the    Emerging
         Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934
         (   Exchange Act   )    box. Please also revise your registration
statement to:
             Describe how and when a company may lose emerging growth company status;
             Briefly describe the various exemptions that are available to you, such as
             an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section
             14(a)and (b) of the Securities Exchange Act of 1934;
             State your election under Section 107(b) of the JOBS Act;
               o  If you have elected to opt out of the extended transition period for
                  complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
               o  If you have elected to avail yourself of the extended
transition period
                  for complying with new or revised accounting standards under Section
                  102(b)(1),provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

         Please also include an appropriate risk factor disclosure related to your status as an emerging growth company.
       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJeffrey Chau                                  Sincerely,
Comapany NameJAAG Enterprises Ltd.
                                                                Division of
Corporation Finance
October 10, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName